Exhibit 99.4
January 17, 2007 Press Conference
Financial Performance of Wipro Limited for the quarter ended December 31, 2006
I. Statement to the Press — Azim Premji, Chairman
We have had another satisfying quarter. Wipro Limited recorded Revenue growth of 45% year-on-year (YOY) and Profit growth of 41% YOY. Revenues from our Global IT Services at $ 640.5 M for the quarter were well ahead of our guidance of $633 M. This was driven by strong growth in our Energy and Utilities Vertical, Technology Infrastructure Services and Enterprise Application Services. Continuing their good momentum, our Financial Services & Retail businesses delivered 50%+ YoY growth. Manufacturing Vertical & Europe geography posted sequential growth-rates ahead of the Company average. We saw some marquee wins in our BPO business. We added 37 new clients of which, 8 were Global 500 / Fortune 1000 clients. On the operations front, we saw lowering of our rate of attrition in both the IT and BPO business. That coupled with improvement in other operational metrics helped us largely offset the profitability pressures from wage increase and rupee appreciation. As a result, we were able to maintain and deliver an Operating Margin within a narrow range in our Global IT Business.
Continuing the strong momentum, our India, Middle East and Asia Pac IT business recorded strong YoY Revenue growth of 76% and Profit before Interest and Tax growth of 56%. Wipro Consumer Care and Lighting business also grew well with 36% YoY Revenue growth and 25% YoY Profit growth.
On the global delivery front, we continue to pursue our approach of focused expansion of our geographical footprint. Our Romania Center is now operational, we are creating a third center in China and we will be expanding our Brazil center that came through our Enabler acquisition. We continue to be leaders in the quality journey. This quarter we were assessed at maturity level 5 based on the new CMMI V 1.2 Model which was released in September 2006. We are among the first few organizations globally to achieve this milestone and importantly, this includes all our locations including overseas locations.
Wipro Infotech, our India, Middle East and Asia Pac IT business won the Employer Branding Award conducted by Indiatimes-Mindscape, ITM- Bangalore and Stars of the Industry, an independent body based in US which has been regularly conducting the awards in Service excellence.
Looking ahead, we think the capabilities we have built and the investments we are making on our initiatives will help us deliver value to our Customers and enable us to continue growing ahead of the Industry.
I will request Suresh Senapaty our CFO, to comment on financial results before we take questions.
II. Question & Answer Session
Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President —Financial Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
Sudip Nandy- Chief Strategy Officer
Pratik Kumar Executive Vice President, Human Resources
T K Kurien, President Wipro BPO SBU

Question & Answer Session
Participant
Some details please about the performance of the BPO unit?
TK Kurien
The revenue is up 7.1% sequentially. In profits, we expanded our margins from the previous quarter and last quarter by 60 basis points and this is after taking the full impact of our salary hike, which was announced on the 1st of October, and so this quarter really takes care of full cost of that. Besides that first previous year if you look at our profitability, our profitability has gone up by close to about 204%, and in terms of attrition, our attrition on the operation side has come down by close to about 20%, that is broadly the kind of numbers. On the customer side, we added a few customers, Senapaty talked about it and Premji also referred to it, a few marquee customers. Primarily in the banking space and in the telecom space, these are the two areas where we are seeing significant growth.
Suresh Senapaty
Q2 we had total about $30 million of revenue and in Q3 we have about $32.7 million of revenue, and the operating margin was about 1% during Q2 and expanded to 4.2% in Q3.
Sudeep (Reuters)
Mr. Premji if you could give us an overview of the business in the January-March quarter, how do you see the business momentum, because January-March is typically the quarter when most of the US companies juggle their budgets? Are you seeing any signs of cut in technology spending?
Azim Premji
We have given a guidance for a sequential improvement in revenue in Wipro Technologies of about 7%, which is guidance which is little ahead of some of our competitors and we expect to achieve that, and that is why we have given the guidance. We are not seeing anything which is a slowdown in global demand, I mean we are hearing reports about the United States, but our experience says that one week there are reports which are little bearish, one week the reports which are little bullish. We are finding that so far as demand for our services are concerned, they continue to be what they have been over the past 9 months and we are not seeing any slowdown taking place. I think generally the industry is reporting higher growth rates in Europe like we have reported. We believe that in addition to the UK market, which has been strong in terms of global sourcing, other markets in continental Europe also on a much smaller base of course will start picking up more momentum. I think broadly the picture is positive. We expect that margins will swing within a narrow range. I think the rupee is broadly steady at this point of time, so I don’t think it is going to be weak or strong going forward. We have a hedge, which is little under $200 million going forward or about $180 million, I think we have even given some of those details, so part of our Q4 in terms of foreign exchange we have a decent cover on, that is going to be of some help to us.
Sudeep (Reuters)
Just wanted to know from Mr. Senapaty Q4 is the quarter when you give wage hikes for your onsite employees, what will be the average hike and what kind of impact it would have on the margins?
Suresh Senapaty

Yeah, I think the onsite hike would be about 2 to 4% and the impact it is expected to have is about 1.2%, and as you see in Q3 also we had an impact of 1.8% because of the compensation increase we gave effective 1st of November and also the full 3 months effect of a comp increase we gave on 1st of September, and yet we were able to mitigate significant component because of some of the operation in improvement areas that we talked about. I am sure we will get some of that momentum also into the current quarter and therefore we think based on the levers that we talk about, we should be able to mitigate significant component of this gross increase.
Sudeep (Reuters)
And on the acquisition front can I request Sudip to mention some of the acquisitions that you did in terms of little bit flavor of the experience that you have got and similarly Girish on the Mpower acquisition if you give some flavor of how it has done there?
Sudip Banerjee
Well on the acquisition that we did in Portugal of Enabler that is now in its 8 month and we have had a very solid experience with that, the acquisition has been profit accretive from day 1. It has also met the revenue goals, which we had set for ourselves, and we have got some very solid experience in a niche area which is retail re-tech implementation and re-tech is currently the product is owned by Oracle, but it is a very specific skill, which is employed by large global retailers and that skill is not available with too many companies, so wherever we have existing engagements we have those engagements at excellent consulting rates. We are doing work which is very core to the operation of any retailer and the original set of customers that we acquired, which was mainly the European customers, which is now been able to broad base that after 8 months by addition of customers in the US geography and also a few customers in Latin America, so we have started if you remember we had mentioned that we have only a development facility there and now we have also acquired customers base, so all in all it has been very useful and profitable addition to our portfolio. Yesterday, we had the Portuguese President here and he inaugurated for us the Global Retail Competence Center and we are developing some solutions for retailers, which we think will have great applicability across a broad range of retailers both in US, Europe, as well as in Asia and Latin America. Go ahead Girish.
Girish Paranjpe
Let me talk to you for a minute about the acquisition we did about a year ago now, company which specializes in the bank payments area, and I am happy to report that the acquisition has been completely on track from a financial perspective, but more than that is that we have met substantially the goals of not only the end clients where they have been able to use Wipro’s multiple service lines which they were constraint working with this small company before, so we have been able to ramp up almost 100 odd people on the infrastructure side servicing them. From the point of view of the employees of the company that we acquired, we have made transfer at senior levels where those people have a broader opportunities set within Wipro been able to take on responsible positions within Wipro and also transfer in people from Wipro into that company, so it is an integrated type. So all in all it has been a happy experience both for the employees, the clients, as well as for ourselves.
Sumeet (Reuters)
Suresh Vaswani: We acquired two companies 3D networks and CMango.
Suresh Vaswani

3D Networks, an acquisition which we did recently as a part of Wipro Infotech, to address the market potential in the call center space and in the voice integration space and that is an area where we did not have that strength in Wipro Infotech. This means a very useful acquisition that has broadened our service line especially into the IT and IT enabled services sector. It is 2 months since we acquired and there has been a lot of wins that we have had in the market place thanks to 3D Networks. In infrastructure services we acquired CMango, a few quarters back in an area where we wanted to build competency and enhance our value proposition to customer in business service managing space. We have got some marquee wins in the US, So both the acquisitions that I have spoken about have met expectations and have added a unique value proposition to our service offerings and to our customers and we are happy about both of them.
Participant
Mr. Premji, can you tell us about attrition in BPO business.
TK Kurien
We exited the last quarter on the operations side with an attrition of about 69% that is our exit rate. Overall, for the quarter on the operation side, we were running at around 74% annualized.
Azim Premji
The attritions we had about 18% for Q2, and has dropped to 14% in Q3 in the operations.
TK Kurien
So, it is about 16% reduction in terms of quarter-on-quarter, on annualized basis.
Participant
Would you want to give some insight on some initiatives in attrition management.
TK Kurien
We did two things one is on the employee touch time, so we increased the employee touch time significantly over the past quarter, so what has happened across the employee base we made sure that senior management met every each one of the employees that we have; 16,800 employees over the last quarter, that is one thing that we did, and we also have a fairly robust plan of meeting or having at least once a week kind of a touch time with each of the employees in the company to understand their issues. On the other side what we did was we clearly kind of set up our branding effort, and last quarter we won if you look in the tier-I in the DQ survey, while all India we were No. 3 in terms of being the best employer, as far we are far ahead of our tier-I, and we were the first, we are among the top as far as tier-I are concerned. So there is significant amount of work done in the employee branding side too. On the other end, the mix of employees that we have built up, they are coming in a changing, and we are now going in for a different mix, so we are recruiting a lot of chartered accountants, a lot of whole bunch of peoples with an MBA kind of profile in our analytics business, so to that extent the mix is changing towards campus and that too we think will kind of add to more stable employee base.
Gargi (Times Now)

Off late there has been increased concern about security at IT companies, especially after the recently arrested militant revealed that Wipro was also one of the targets, can you just shed some light on the security attentions in the coming year? Can you just tell us how security will be beefed up or if there is any specific focus on security?
Azim Premji
We have always given fairly high degree of importance to security, both physical security as well as electronic security, and if anything we have upgraded that further. We try to make it as unoppressive as is possible and as supple as is possible, but we appreciate the fact that there are certain concerns, which government has shared with us, and given the fact that we do run operations which are people intensive, given the fact that we do get some important visitors like you saw this morning, we have to be alert, and at the same time we are not going over board, but that is an ongoing process. You are quite safe here, I don’t think you need to worry.
Suresh Senapaty
But is an ongoing process in terms of process articulation, employees becoming more conscious about what the requirements are, and we find that the kind of response employees are giving to some of those processes is very very good.
Sudip Banerjee
Suresh, I just want to add the electronic city campus both side is completely power fenced for one, and we have security including all visitors cards being checked as you enter the campus and all vehicles are parked outside, this is in addition to all the electronic city that we have for every single development center which you cannot enter, and then there are additional security measures for all the server rooms, which are again with access control for very limited number of people. This what we have done in Bangalore is repeated in all our campuses across, so there isn’t a chance of unauthorized access to any of our centers.
Arun (Economic Times)
Senapaty, you made an inference that last 15 quarters you have had addition of 10 customers in the $1 million bracket and 2 customers in the $20 million bracket, right?
Suresh Senapaty
Every quarter.
Arun (Economic Times)
Every quarter, and you are saying that the top 50 customers in Q3 accounted for a sequential growth of 9.7%, you expect this to continue for the next few quarters, what is the take on this, I mean what was the reason why this happened?
Suresh Senapaty
I mean, why this numbers basically represents the kind of high quality sales engine we have in terms of ability to attract and win the new customers, and also in some form in terms of the initiatives that we have taken over the last few quarters the top 50 customers are giving us a more than an average growth, which means we are doing well in terms of farming the existing top customers. More and more going forward, we will be investing more in farming of those existing customers and therefore we would hope to retain that trend.
Arun (Economic Times)
Yeah, you saw your onsite new clients giving you around 12% higher billing rate is it, and offshore was about 6%?
Suresh Senapaty
No, what was talked about is generally the new customers that we get are at a higher rate than our company average.
Arun (Economic Times)
What could be the rate for onsite and offshore?
Suresh Senapaty
Well, we are talking about 3 to 5%.
Arun (Economic Times)
And the margins with BPO business would stabilize around this level, you expect some kind of incremental growth to happen over the next few quarters, 23 going up say about 25 to 26 or would it kind of stabilize around 23%?
Azim Premji
We don’t give specific guidance on operating margins. What we have said that in terms of our information technology business, we will be within a narrow range of 24-25% which we have announced, I think let us just leave it at that instead of saying how much will be BPO, how much will be enterprise solutions, how much will be financial solutions.
Arun (Economic Times)
Mr. Senapaty in your presentation you talked about continued focus on inorganic strategy to supplement organic growth, just wanted to know how many deals you are pursuing at this point in time and what kind of average deals sizes you are looking at?
Azim Premji
Sudip Nandy can elaborate on this.
Sudip Nandy
We do not give the name of the companies we are looking at. At any point of time we have a dozen companies which are fairly active, but we have indicated in the past and Mr. Premji and Mr. Senapaty have also said that the deals we are looking at now are substantially bigger in size than what we looked at in the past because I think we are more confident after you heard the experience from Sudip Banerjee and Girish Paranjpe and Vaswani, we are more confident of integrating larger, more complex, and not just India, India cum global kind of deals, so we have an active pipeline and you will get to know as soon as we make a transaction.
Azim Premji
I would just request Pratik Kumar to tell you something which is happening in the human resource and the supply chain field and more important some of the medium-term initiatives which we are taking to be able to be proactive on the situation. I think you need a mike.
Pratik Kumar
I think one of the things which Senapaty touched on from Q2 to this quarter you would have noticed there has been a drop in the attrition from what we had reported last quarter, which was about 17.6%, which is at about 16.1% overall. If you just look at the voluntary figure that is about 14.8% and we get these numbers on an annualized basis, so it is not about the last trailing 12 months, I thought I would just give that clarification. The other area which has been our theme, which we have talked about in the past, is our ability to hire and absorb more and more of rookies and these are the people who are joining from campus. We have hired about close to about 6600 campus recruits who had joined, and this definitely would help us in being able to manage our bulge overall, which is a start of the year when we were and we calculated on the basis of about 0 to 3 years experience and how many and what percentage of our total employee population falls in that category, which at the beginning of the year was around 41% which has moved up to about 46%. Our belief is that we continue to have that and going forward we would continue to improve in this regard. So (A) our continued focus to make sure that we make put more effort in brining down the attrition of the work from what we have experienced and that has been a satisfying quarter, and (B) being able to continue to focus more and more on rookie absorption and rookie billing, and (C) third is you know our own training efforts which have to fall in line in making sure that as we take people in larger numbers and especially the rookies, our ability to make sure that they get deployed in a shorter period of time with the requisite skills which are necessary, and we think our entire chain which is involved in making sure we get the talent and take them through our training process is well geared to meet this challenge.
Participant
What is the kind of opportunity you see for domestic IT services market, especially in terms of some of the total outsourcing deals being done by large corporates and you saw some from Bharthi and others few you know VSNL?
Suresh Vaswani
We announced earlier in the quarter one large win from Dena Bank for total outsourcing and it was a pretty large win covering all the 800 branches of Dena Bank. We are taking the responsibility as a system integrator, completely responsible for application, infrastructure, and ongoing sustenance of all the application infrastructure for the next 10 years. So if you look at we have announced 10 total outsourcing deals over the last 3 or 4 quarters in India. We see extremely strong customer interest both at the high end customer segment as well as the mid market segment. We see strong interest for customers in terms of total outsourcing as well as in terms of overall outsourcing services, may be not necessarily in the total outsourcing format in India, because IT is becoming critical, customers want higher level of service, and the best way to do it is really to outsource to companies like us who have an all round IT outsourcing capability.
See the deal sizes have been mid sized to large size. So for example, I am not remembering it absolutely correct, but Dena Bank deal size was a few 100 crores, around 300 crores over a period of 10 years, it could be more.

Suresh Senapaty
Some of the deals that we have got has gone up to 70, 80, 90 million dollars for the India market, multimillion dollar, multiyear contracts.
Azim Premji
If there are no other questions we can end this press conference please join us for lunch; it is served just outside this conference room. Thank you.